UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Information

On May 10, 2019, China Xiangtai Food Co., Ltd. (the “Company”) closed its initial public offering of an aggregate of 1,172,360 ordinary shares of the Company, par value $0.01 per share, at a public offering price of $5.00 per share, for gross proceeds of $5,861,800.00 (the “Closing”). The Company received net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $5.1 million from the offering. The Company’s ordinary shares were previously conditionally approved for listing on The Nasdaq Capital Market (“Nasdaq”) prior to the Closing and are expected to commence trading after a trading date has been assigned by Nasdaq under the ticker symbol “PLIN”. The Company has been communicating with Nasdaq and expects to resolve any remaining Nasdaq queries in the near term, at which time the initial trading date will be confirmed and announced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2019	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board